UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Meten EdtechX Education Group Ltd.

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G6055H114

(CUSIP Number)

March 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6055H114	13G	Page 2 of 10

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Chenyang Xu
2.	check the appropriate box if a group (a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization PRC
number of shares beneficially owned by each reporting person with:	5.	sole voting power 0
	6.	shared voting power 5,450,364
	7.	sole dispositive power 0
	8.	shared dispositive power 5,450,364
9.	aggregate amount beneficially owned by each reporting person 5,450,364
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9) 10.26%
12.	type of reporting person (See Instructions) IN

CUSIP No. G6055H114	13G	Page 3 of 10

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) SHENZHEN DAOGE CAPITAL MANAGEMENT CO., LTD.
2.	check the appropriate box if a group (a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization PRC
number of shares beneficially owned by each reporting person with:	5.	sole voting power 0
	6.	shared voting power 5,450,364
	7.	sole dispositive power 0
	8.	shared dispositive power 5,450,364
9.	aggregate amount beneficially owned by each reporting person 5,450,364
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9) 10.26%
12.	type of reporting person (See Instructions) PN

CUSIP No. G6055H114	13G	Page 4 of 10

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) SHENZHEN DAOGE DEVELOPMENT NO.2 INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP)
2.	check the appropriate box if a group (a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization PRC
number of shares beneficially owned by each reporting person with:	5.	sole voting power 0
	6.	shared voting power 3,580,025
	7.	sole dispositive power 0
	8.	shared dispositive power 3,580,025
9.	aggregate amount beneficially owned by each reporting person 3,580,025
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9) 6.74%
12.	type of reporting person (See Instructions) PN

CUSIP No. G6055H114	13G	Page 5 of 10

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) DG EDUCATION INVESTMENT LIMITED
2.	check the appropriate box if a group (a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization british virgin islands
number of shares beneficially owned by each reporting person with:	5.	sole voting power 0
	6.	shared voting power 3,580,025
	7.	sole dispositive power 0
	8.	shared dispositive power 3,580,025
9.	aggregate amount beneficially owned by each reporting person 3,580,025
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9) 6.74%
12.	type of reporting person (See Instructions) PN

CUSIP No. G6055H114	13G	Page 6 of 10

Item 1.

(a)	Name of Issuer:	Meten EdtechX Education Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices:	3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District Shenzhen, Guangdong Province 518000 The People’s Republic of China.

Item 2.

(a)	Name of Person Filing:	Chenyang Xu has shared voting and dispositive power over 5,450,364 shares of the Issuer’s Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”), among which, Chenyang Xu may be deemed to share voting and dispositive power (a) with DG NO. 21 EDUCATION INVESTMENT LIMITED (“DG No.21”) over 1,870,339 Ordinary Shares held by DG No.21, and (b) with DG EDUCATION INVESTMENT LIMITED over 3,580,025 Ordinary Shares held by DG EDUCATION INVESTMENT LIMITED.

DG No.21 is wholly owned by Shenzhen Daoge No.21 Investment Partnership (Limited Partnership) (“No.21 Daoge”). DG EDUCATION INVESTMENT LIMITED is owned as to 55.64% by Shenzhen Daoge Development No.2 Investment Fund Partnership (Limited Partnership) (“No.2 Daoge”) and 44.36% by Shenzhen Daoge Growth No.6 Investment Fund Partnership (Limited Partnership) (“No. 6 Daoge”). Each of No.2 Daoge, No. 6 Daoge and No. 21 Daoge is a limited partnership incorporated in China. Shenzhen Daoge Capital Management Co., Ltd. is the general partner of No.2 Daoge, No.6 Daoge and No.21 Daoge, and is controlled by Mr. Chenyang Xu.

(b)	Address of Principal Business Office or, if none, Residence:	Chenyang Xu – Suites 2802-2808, Times Square Excellence, No. 4068 Yitian Road, Futian District, Shenzhen, Guangdong Province, The People’s Republic of China

Shenzhen Daoge Capital Management Co., Ltd.– Suites 2802-2808,Times Square Excellence, No. 4068 Yitian Road, Futian District, Shenzhen, Guangdong Province, The People’s Republic of China

No.2 Daoge – Suites 2802-2808, Times Square Excellence, No. 4068 Yitian Road, Futian District, Shenzhen, Guangdong Province, The People’s Republic of China

DG EDUCATION INVESTMENT LIMITED – Suites 2802-2808, Times Square Excellence, No. 4068 Yitian Road, Futian District, Shenzhen, Guangdong Province, The People’s Republic of China

(c)	Citizenship: or, if none, Residence:	Chenyang Xu – PRC Shenzhen Daoge Capital Management Co., Ltd.– PRC No.2 Daoge – PRC DG EDUCATION INVESTMENT LIMITED – BVI

(d)	Title of Class of Securities:	Ordinary Shares, $0.0001 par value per share

(e)	CUSIP Number:	G6055H114

CUSIP No. G6055H114	13G	Page 7 of 10

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. G6055H114	13G	Page 8 of 10

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Chenyang Xu – 5,450,364
Shenzhen Daoge Capital Management Co., Ltd. – 5,450,364
No.2 Daoge – 3,580,025
DG EDUCATION INVESTMENT LIMITED – 3,580,025

(b)	Percent of class:	Chenyang Xu – 10.26%
Shenzhen Daoge Capital Management Co., Ltd. – 10.26%
No.2 Daoge – 6.74%
DG EDUCATION INVESTMENT LIMITED – 6.74%

Calculation of percentage of beneficial ownership is based on 53,100,534 of the Issuer’s Ordinary Shares outstanding as of March 30, 2020, as reported on the Issuer’s Form 20FR12B filed on March 31, 2020.

(c)	Number of shares as to which the person has:

Chenyang Xu

Sole power to vote or to direct the vote:	0

Shared power to vote or to direct the vote:	5,450,364

Sole power to dispose or to direct the disposition of:	0

Shared power to dispose or to direct the disposition of:	5,450,364

Shenzhen Daoge Capital Management Co., Ltd.

Sole power to vote or to direct the vote:	0

Shared power to vote or to direct the vote:	5,450,364

Sole power to dispose or to direct the disposition of:	0

Shared power to dispose or to direct the disposition of:	5,450,364

No.2 Daoge

Sole power to vote or to direct the vote:	0

Shared power to vote or to direct the vote:	3,580,025

Sole power to dispose or to direct the disposition of:	0

Shared power to dispose or to direct the disposition of:	3,580,025

DG EDUCATION INVESTMENT LIMITED

Sole power to vote or to direct the vote:	0

Shared power to vote or to direct the vote:	3,580,025

Sole power to dispose or to direct the disposition of:	0

Shared power to dispose or to direct the disposition of:	3,580,025

CUSIP No. G6055H114	13G	Page 9 of 10

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Items 6 – 9 Not Applicable

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

Exhibit 99.1	– Joint Filing Agreement

CUSIP No. G6055H114	13G	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2020

CHENYANG XU

By:	/s/ Chenyang Xu
Name:	Chenyang Xu
Title:	Self

SHENZHEN DAOGE CAPITAL MANAGEMENT CO., LTD.

By:	/s/ Chenyang Xu
Name:	Chenyang Xu
Title:	President

SHENZHEN DAOGE DEVELOPMENT NO.2 INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP)

By:	Shenzhen Daoge Capital Management Co., Ltd, as General Partner

By:	/s/ Chenyang Xu
Name:	Chenyang Xu
Title:	President

DG EDUCATION INVESTMENT LIMITED

By:	Shenzhen Daoge Development No.2 Investment Fund Partnership (Limited Partnership)
By:	Shenzhen Daoge Capital Management Co., Ltd, as General Partner

By:	/s/ Chenyang Xu
Name:	Chenyang Xu
Title:	President

DG EDUCATION INVESTMENT LIMITED

By:	Shenzhen Daoge Growth No.6 Investment Fund Partnership (Limited Partnership)
By:	Shenzhen Daoge Capital Management Co., Ltd, as General Partner

By:	/s/ Chenyang Xu
Name:	Chenyang Xu
Title:	President